SECURITIES AND EXCHANGE COMMISSION
                                WASHINGTON, D.C. 20549

                                     SCHEDULE 13G
                                    (Rule 13d-102)

               INFORMATION STATEMENT PURSUANT TO RULES 13d-1 and 13d-2
                        UNDER THE SECURITIES EXCHANGE ACT 1934


                             GRAND COURT LIFESTYLES, INC.
     ---------------------------------------------------------------------------
                                   (Name of Issuer)

                                     COMMON STOCK
     ---------------------------------------------------------------------------
                            (Title of Class of Securities)

                                     385379 10 2
                        --------------------------------------
                                    (CUSIP Number)

	-----------------------------			----------------------
	CUSIP No. 385379 10 2		  13G		 Page 2 of 5 Pages
	-----------------------------			----------------------


      ---  -----------------------------------------------------------------
       1   NAME OF REPORTING PERSONS
           S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

           Bernard M. Rodin
      ---  -------------------------------------------------------------------
       2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*            (a) [ ]
                                                                        (b) [ ]
      --   -------------------------------------------------------------------
       3   SEC USE ONLY

      ---  --------------------------------------------------------------------
       4   CITIZENSHIP OR PLACE OF ORGANIZATION

           United States of America
      ------------------------------------------------------------------------
         NUMBER OF      5    SOLE VOTING POWER
          SHARES
       BENEFICIALLY               4,612
         OWNED BY    ------  -------------------------------------------------
           EACH         6    SHARED VOTING POWER
         REPORTING               -0-
        PERSON WITH  ------ --------------------------------------------------
                       7    SOLE DISPOSITIVE POWER
                                  4,612
                      ----   -------------------------------------------------
                         8   SHARED DISPOSITIVE POWER
                                   - 0 -
       -----------------------------------------------------------------------
       9   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
              4,612
      --- --------------------------------------------------------------------
       10  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
           CERTAIN SHARES*                                                 [ ]
      --- --------------------------------------------------------------------
       11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
              50%
       --  -------------------------------------------------------------------
       12  TYPE OF REPORTING PERSON*
              IN
       ---  ------------------------------------------------------------------
                         *SEE INSTRUCTIONS BEFORE FILLING OUT

                                     SCHEDULE 13G
                                     ------------

     ITEM 1(A).          NAME OF ISSUER:
                         --------------

          Grand Court Lifestyles, Inc. (the "Issuer").

     ITEM 1(B).          ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:
                         -----------------------------------------------

          2650 N. Military Trail
          Suite 350
          Boca Raton, Florida  33431

     ITEM 2(A).          NAME OF PERSON FILING:
                         ---------------------

          Bernard M. Rodin.

     ITEM 2(B).          ADDRESS OF PRINCIPAL BUSINESS OFFICE:
                         ------------------------------------

          Grand Court Lifestyles, Inc.
          One Executive Drive
          Fort Lee, New Jersey 07024

     ITEM 2(C).          CITIZENSHIP:
                         -----------

          Mr. Rodin is a citizen of the United States of America.

     ITEM 2(D).          TITLE OF CLASS OF SECURITIES:
                         ----------------------------

          Common Stock.

     ITEM 2(E).          CUSIP NUMBER:
                         ------------

          385379 10 2

     ITEM 3.        Not applicable.

     ITEM 4.        OWNERSHIP.
                    ---------
          (a)  Amount Beneficially Owned:    As of December 31, 1996, Mr. Rodin
             				     owned 4,612 shares of the Issuer's
                                             Common Stock.

          (b)  Percent of Class:  50%

          (c)  Number of Shares as to which Mr. Rodin has:

               (i)       Sole power to vote or direct the vote:
                         4,612 shares;

               (ii)      Shared power to vote or direct the vote:
                         - 0 - shares;

               (iii)     Sole power to dispose or to direct the disposition of:
                         4,612 shares;

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

               (iv) Shared power to dispose or to direct the disposition of:
                          - 0-  shares.

     ITEM 5.        OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.
                    --------------------------------------------

          Not applicable.

     ITEM 6.        OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER
                    --------------------------------------------------------
                    PERSON.
                    ------

          Not applicable.

     ITEM 7.        IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH
                    ---------------------------------------------------------
                    ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT
                    -----------------------------------------------------
                    HOLDING COMPANY.
                    ---------------

          Not applicable.

     ITEM 8.        IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.
                    ---------------------------------------------------------

          Not applicable.

     ITEM 9.        NOTICE OF DISSOLUTION OF GROUP.
                    ------------------------------

          Not applicable.

     ITEM 10.       CERTIFICATION.
                    -------------

          Not applicable.




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



                                      SIGNATURE
                                      ---------

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and accurate.



     Dated:  March 21, 1997



                              	/s/ Bernard M. Rodin
                              ------------------------------------------------
                                   Bernard M. Rodin










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